                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                 AMENDMENT NO. 1


                       CLEAR CHANNEL COMMUNICATIONS, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, $.10 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    184502102
--------------------------------------------------------------------------------
                                 (CUSIP NUMBER)

                                  L. Lowry Mays
                       Clear Channel Communications, Inc.
                               200 East Basse Road
                           San Antonio, TX 78209-8328
                                 (210) 822-2828
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 August 22, 2002
--------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ]

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act"), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.


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CUSIP No. 184502102                  13D/A

--------------------------------------------------------------------------------
 1        NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          L. Lowry Mays
--------------------------------------------------------------------------------
 2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [ ]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
 3        SEC USE ONLY


--------------------------------------------------------------------------------
 4        SOURCE OF FUNDS

          Not applicable.
--------------------------------------------------------------------------------
 5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEM 2(d) or 2(e)                                               [ ]

--------------------------------------------------------------------------------
 6        CITIZENSHIP OR PLACE OF ORGANIZATION

          Texas
--------------------------------------------------------------------------------
                                    7     SOLE VOTING POWER
         NUMBER OF
          SHARES                          31,762,994
       BENEFICIALLY               ----------------------------------------------
         OWNED BY                   8     SHARED VOTING POWER
           EACH
         REPORTING                        0
        PERSON WITH               ----------------------------------------------
                                    9     SOLE DISPOSITIVE POWER

                                          31,762,994
                                  ----------------------------------------------
                                   10     SHARED DISPOSITIVE POWER

                                          0
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          31,762,994
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES                                                     [ ]

--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          5.2%

--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

          IN
--------------------------------------------------------------------------------

                                        2
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                                 SCHEDULE 13D/A

         The Schedule 13D relating to the common stock, par value $.10 per share ("Common Stock"), of Clear Channel Communications, Inc. (the "Issuer"), filed with the Securities and Exchange Commission on October 14, 1999 by L. Lowry Mays and 4-M Partners, Ltd. ("4-M"), is hereby amended as follows:

ITEM 1. SECURITY AND ISSUER

         The prior response remains unchanged.

ITEM 2. IDENTITY AND BACKGROUND

         The prior response to Item 2 is hereby deleted and replaced with the following:

         (a) Name of the reporting person:

             L. Lowry Mays

         (b) The business address of the reporting person is 200 East Basse Road, San Antonio, Texas 78209-8328.

         (c) Mr. Mays is principally engaged in the media business.
             Employer: Clear Channel Communications, Inc.
             Principal business: media
             Address: 200 East Basse Road, San Antonio, Texas 78209-8328

         (d)-(e) During the last five years, Mr. Mays has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor has he been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

         (f) Mr. Mays is a citizen of the United States of America.

ITEM 3. SOURCE AND AMOUNT OF FUNDS

         Not applicable. See Item 4.


                                       3
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ITEM 4. PURPOSE OF THE TRANSACTION

         The prior response to Item 4 is hereby deleted and replaced with the following:

         (a)-(j) On August 22, 2002, 4-M was dissolved. Until such date, Mr. Mays had reported indirect beneficial ownership of the 20,395,000 shares (the "4-M Shares") held by 4-M. Following the dissolution of 4-M and through a series of transactions involving the general and limited partners of 4-M, the 4-M Shares were transferred to Mr. Mays, who now directly holds the 4-M Shares. No other plans or proposals reportable pursuant to this Item are contemplated by Mr. Mays.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

         The response to Item 5 is hereby deleted and replaced with the following:

         (a)-(b) As of the date hereof, Mr. Mays beneficially owns 31,762,994 shares of the Issuer's Common Stock, and such shares constitute approximately 5.2% of the total shares of the Issuer's Common Stock issued and outstanding (as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended June 30, 2002) and assuming the exercise of all options held by Mr. Mays. Such shares beneficially owned by Mr. Mays include: (1) 24,936,468 shares held directly by Mr. Mays; (2) 2,120,000 shares subject to options held by Mr. Mays;
(3) 738,787 shares held by the Mays Family Foundation; (4) 967,739 shares held by trusts of which Mr. Mays is trustee but not beneficiary; and (5) 3,000,000 shares held in various grantor residual annuity trusts for which Mr. Mays is the grantor. Mr. Mays has sole voting and dispositive power with respect to all such shares.

         (c) On July 25, 2002, 4-M purchased 195,000 shares of Common Stock in an open market transaction at a price per share of $25.2926. On August 5, 2002, 4-M purchased 200,000 shares of Common Stock in an open market transaction at a price per share of $22.8449. On August 22, 2002, 4-M dissolved and distributed the 4-M Shares to its partners as discussed above.

         (d) Not applicable.

         (e) On August 22, 2002, 4-M dissolved and distributed the 4-M Shares. Consequently, 4-M is no longer subject to the reporting requirements of Regulation 13D-G.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         The prior response to Item 6 is hereby deleted and replaced with the following:

         Mr. Mays is a party to a Buy-Sell Agreement dated May 31, 1977, by and among the Issuer, Mr. Mays and B.J. McCombs, as amended by that Agreement Concerning Buy-Sell Agreement executed August 3, 1998, that certain Waiver and Second Agreement Concerning


                                       4
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Buy-Sell Agreement executed August 17, 1998, that certain Waiver and Third
Agreement Concerning Buy-Sell Agreement executed July 26, 2002, and that certain Waiver and Fourth Agreement Concerning Buy-Sell Agreement executed September 27, 2002 (as so amended, the "Buy-Sell Agreement"). The Buy-Sell Agreement restricts the ability of Mr. Mays and B.J. McCombs and their heirs, legal representatives, successors and assigns to dispose of shares of the Issuer's Common Stock covered by the Buy-Sell Agreement. The Buy-Sell Agreement provides that in the event that Mr. Mays, B.J. McCombs or their heirs, legal representatives, successors and assigns desire to dispose of such shares, other than by will or intestacy or through gifts to the party's spouse or children, they must offer the shares for a period of 30 days to the Issuer. Thereafter, they must offer, for a period of 30 days, any shares not purchased by the Issuer to the other parties to the Buy-Sell Agreement. If neither the Issuer nor the other parties to the Buy-Sell Agreement agree to purchase all of their shares of Common Stock so offered, the party offering his shares of Common Stock may sell them to a third party during the following 90-day period at a price and on terms not more favorable than those offered to the Issuer and the other parties. In addition, Mr. Mays, B.J. McCombs and their heirs, legal representatives, successors and assigns may not, individually or in concert with others, sell shares of the Issuer's Common Stock so as to deliver voting control to a third party without providing in the sale that all parties to the Buy-Sell Agreement will be offered the same price and terms for their shares as provided in the sale.

         The description contained in this Item 6 of the Buy-Sell Agreement is qualified in its entirety by reference to the full text of the Buy-Sell Agreement which is incorporated by reference herein and filed as Exhibit 99.2 hereto.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

EXHIBIT NO.       DOCUMENT

4.1 Buy-Sell Agreement by and between Clear Channel Communications, Inc., L. Lowry Mays, B.J. McCombs, John M. Schaefer and John W. Barger, dated May 31, 1977 (incorporated by reference to the exhibits of the Company's Registration Statement on Form S-1 (Reg. No. 33-289161) dated April 19,
                  1984).

4.2 Agreement Concerning Buy-Sell Agreement by and between Clear Channel Communications, Inc., L. Lowry Mays, B.J. McCombs, John M. Schaefer and John W. Barger, dated August 3, 1998.

4.3 Waiver and Second Agreement Concerning Buy-Sell Agreement by and between Clear Channel Communications, Inc., L. Lowry Mays and B.J. McCombs, dated August 17, 1998.

4.4 Waiver and Third Agreement Concerning Buy-Sell Agreement by and between Clear Channel Communications, Inc., L. Lowry Mays and B.J. McCombs, dated July 26, 2002.


                                       5
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4.5               Waiver and Fourth Agreement Concerning Buy-Sell Agreement by
                  and between Clear Channel Communications, Inc., L. Lowry Mays and B.J. McCombs, dated September 27, 2002.


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated: October 10, 2002

                                          /s/ L. LOWRY MAYS
                                          --------------------------------------
                                          L. Lowry Mays



                                          4-M PARTNERS, LTD.

                                          By: L. MAYS LLC, its general partner

                                          By: /s/ L. LOWRY MAYS
                                              ----------------------------------
                                          Name:  L. Lowry Mays
                                          Title: Managing Member




                                       6
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
EXHIBIT
NO.               DOCUMENT
-----------       --------

4.1               Buy-Sell Agreement by and between Clear Channel
                  Communications, Inc., L. Lowry Mays, B.J. McCombs, John M.
                  Schaefer and John W. Barger, dated May 31, 1977 (incorporated by reference to the exhibits of the Company's Registration
                  Statement on Form S-1 (Reg. No. 33-289161) dated April 19,
                  1984).

4.2               Agreement Concerning Buy-Sell Agreement by and between Clear
                  Channel Communications, Inc., L. Lowry Mays, B.J. McCombs,
                  John M. Schaefer and John W. Barger, dated August 3, 1998.

4.3 Waiver and Second Agreement Concerning Buy-Sell Agreement by and between Clear Channel Communications, Inc., L. Lowry Mays and B.J. McCombs, dated August 17, 1998.

4.4 Waiver and Third Agreement Concerning Buy-Sell Agreement by and between Clear Channel Communications, Inc., L. Lowry Mays and B.J. McCombs, dated July 26, 2002.

4.5 Waiver and Fourth Agreement Concerning Buy-Sell Agreement by and between Clear Channel Communications, Inc., L. Lowry Mays and B.J. McCombs, dated September 27, 2002.